ESTEEM
Wireless Modems

June 29, 2005

Ms. Angela Crane, Branch Chief
United States Securities and Exchange Commission
450 Fifth Street N.W.
Washington DC 20549

RE: Follow up comments for Electronic Systems Technology Inc Form 10KSB and 10QSB, received

June 14, 2005.

Ms. Crane:

We have received and reviewed your additional comments to our response letter dated May 26, 2005, in regard to the Form 10KSB for December 31, 2004, and Form 10QSB for March 31, 2005 for Electronic Systems Technology Inc. We appreciate and value your review of our submitted material for improvement of our future filings and disclosures. Below please find listed the original comments received and our responses as outlined:

Form 10-KSB for the year ended December 31, 2004

Financial Statements

Note 1. Organization and Summary of Significant Accounting Policies - Page 8

Revenue Recognition, page 9

  Please refer to prior comment 6. Provide us with an analysis that explains your revenue recognition practices and demonstrates that your policies are SAB 104 and SFAS 48 compliant, as previously requested.

RESPONSE: The Company recognizes revenue from product sales when the goods are shipped or delivered and title and risk of loss pass to the customer. Provision for certain sales incentives and discounts to customers are accounted for as reductions in sales in the period the related sales are recorded. Products sold to foreign customers are shipped after payment is received in U.S. funds, unless an established distributor relationship exists or the customer is a foreign branch of a U.S. company.

Revenues from site support and engineering services are recognized as the Company performs the services. Amounts billed and collected before the services are performed are included in deferred revenues. Occasionally, contracts will contain performance milestones or the Company will recognize revenue based on proportional performance. For these contracts, the Company may recognize revenue upon completion of a substantive milestone, or in proportion to costs incurred.

Due to the specialized nature of the products sold, the Company does not generally sell its products with the right of return; therefore returns are reported when they occur.

(EST GRAPHIC)
Electronic Systems Technology Inc. 415 North Quay St. Kennewick WA 99336 Phone: (509)735-9092 Fax: (509)783-5475
www.esteem.com

Ms. Angela Crane

June 29, 2005

Form 10-QSB for the quarter period ended March 31, 2005

Statement of Income (Loss), page 3

  Please refer to prior comment 8. We note that your engineering services and support expenses relate to income and expenses derived from direct on-site engineering assistance to customers related to the products you sell. You classify these amounts as non-operating because the amounts have been relatively low and of a different nature than your product sales. We believe you should classify these amounts within income from operations since the amounts relate to your operating activities. You may state revenues and related costs of revenues related to services as a separate line item on the face of your statement of operations, if you prefer.

Please provide us with a schedule showing the impact of the reclassification by fiscal year, including the impact on your gross margins. If you do not agree a reclassification is appropriate, please tell us in detail the basis for your conclusion. Refer to Rule 5-03 of Regulation S-X in your response.

RESPONSE: Future Company filings will classify the amounts of engineering services and support expenses within income from operations as noted in your comment letter.

The impact of the reclassification for fiscal years ended December 31, 2004, 2003, 2002, 2001 and 2000, including the impact on gross margins is attached to this letter as appendix A.

In responding to your comments, we acknowledge that:

The company is responsible for the adequacy and accuracy of the disclosure in the company’s filings;

Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We look forward to any input and follow up comments that the Commission may have regarding our responses to your comments and requests. If you have any questions or need additional information, please feel to contact us.

Sincerely,

Sincerely,

/s/ JON CORREIO                                                                                     /s/ T. L. KIRCHNER

Jon Correio                                                                                                 Tom L. Kirchner
Vice President, Finance and Administration                                                  President, CEO
Electronic Systems Technology Inc.                                                             Electronic Systems Technology Inc.

APPENDIX A – SCHEDULE REFLECTING IMPACT OF RECLASSIFICATION
ELECTRONIC SYSTEMS TECHNOLOGY, INC.

STATEMENTS OF INCOME (LOSS)

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003, 2002, 2001, AND 2000

	2004		2003		2002		2001		2000
	Original	Reclass	Original	Reclass	Original	Reclass	Original	Reclass	Original	Reclass
SALES - NET	$ 2,297,945	$ 2,416,625	$ 2,064,628	$ 2,209,841	$ 1,932,648	$ 2,050,221	$ 1,303,811	$ 1,454,215	$ 1,310,524	$ 1,503,489
COST OF SALES	984,193	1,083,848	938,361	1,051,397	869,262	973,628	694,394	821,040	731,927	884,360
GROSS PROFIT	1,313,752	1,332,777	1,126,267	1,158,444	1,063,386	1,076,593	609,417	633,175	578,597	619,129
OPERATING EXPENSES	1,089,396	1,089,396	1,006,674	1,006,674	788,631	788,631	681,374	681,374	670,774	670,774
OPERATING INCOME (LOSS)	224,356	243,381	119,593	151,770	274,755	287,962	(71,957)	(48,199)	(92,177)	(51,645)

OTHER INCOME
Interest income	23,508	23,508	34,206	34,206	41,233	41,233	54,970	54,970	79,144	79,144
Other income (expense)	12,262	(6,763)	20,102	(12,075)	11,629	(1,578)	23,059	(699)	42,443	1,911
	35,770	16,745	54,308	22,131	52,862	39,655	78,029	54,271	121,587	81,055

INCOME BEFORE INCOME TAXES	260,126	260,126	173,901	173,901	327,617	327,617	6,072	6,072	29,410	29,410
PROVISION FOR FEDERAL INCOME TAXES	(85,306)	(85,306)	(50,895)	(50,895)	(114,041)	(114,041)	(16,368)	(16,368)	(5,466)	(5,466)
NET INCOME (LOSS)	$ 174,820	$ 174,820	$ 123,006	$ 123,006	$ 213,576	$ 213,576	$ (10,296)	$ (10,296)	$ 23,944	$ 23,944